November 17, 2006

VIA EDGAR

Ms. Nili Shah
Accounting Branch Chief
Mail Stop 7010
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0510

Re:	Chemtura Corporation
Form 10-K Annual Report for the Year Ended December 31, 2005
Filed March 31, 2006
Form 10-Q for the Fiscal Quarters Ended March 31, 2006 and June 30, 2006
File No. 1-15339

Dear Ms. Shah:

Enclosed please find our response to the comments of the staff of the Commission (the “Staff”) set forth in your letter dated November 8, 2006 (the “Comment Letter”) with respect to Chemtura Corporation’s (the “Company”) Form 10-K Annual Report (“10-K”) for the year ended December 31, 2005, Form 10-Q for the fiscal quarter ended March 31, 2006, and Form 10-Q for the fiscal quarter ended June 30, 2006.  Your letter was in response to our conference call on November 7, 2006.  Such conference call was in response to several comment letters, Company responses, facsimile requests and responses and phone conversations related to your original comment letter of July 10, 2006.

Set forth below is our response to the Comment Letter.  Additionally, the Company is furnishing to the Staff a complete package of information previously furnished to the staff via facsimile.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Form 10-K.

The Company, in its Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2006, has complied with the Staff’s request to reclassify (a) Witco pension and OPEB expenses, (b) gain on sale of Gustafson, and (c) gains and losses on sale of businesses.  The Company has also continued to use the bifurcation proposal, which the Staff did not object to, for purposes of the reclassification of item (a) above as this information is available to the Company on a individual pension and OPEB plan basis and the information has not been “carved out” of a larger pension of OPEB plan.  The Company has also provided, as applicable to the requirements of Form 10-Q, additional disclosure of these items requested by the Comment Letter. The Company will make similar disclosures in the Company’s Annual Report on Form 10-K for the Year Ended December 31, 2006.

Additionally, the Company is attaching to this response, a complete package of information that was previously provided to the Staff, with regards to the matters noted above, via facsimile.  These attachments are as follows:

Attachment 1 —	October 17, 2006 facsimile to Tracey Houser. This attachment represents cash payments made under the Witco legacy pension and OPEB plans for the years ended December 31, 2005, 2004 and 2003.

Attachment 2 —

October 24, 2006 facsimile to Tracey Houser. This attachment represents a description of the composition of the type of pension and OPEB plans that have been included as a component of the Company’s other (income) expense, net line item for the years ended December 31, 2005, 2004 and 2003. The Staff had requested the Company to provide such information based upon whether the Company had continuing involvement within any of the businesses to which these older plans related. Additionally, the Company provided to the staff two examples of the materiality of the requested changes in classification one which reclassified the amount of the gain on sale of Gustafson as a component of operating profit (loss) and one that reclassified the amount of equity income as a component of earnings (loss) from continuing operations outside of operating profit (loss).

Attachment 3 —	October 27, 2006 facsimile to Tracey Houser. This attachment represents the Company’s response to several questions asked by the Staff in their facsimile to the Company dated October 25, 2006.

Attachment 4 —

November 3, 2006 facsimile to Tracey Houser. This attachment represents a PowerPoint presentation that was prepared by the Company for a conference call with the Staff of the Division of Corporate Finance and the Office of the Chief Accountant on November 7, 2006.

In connection with our response to your comments, we acknowledge that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure of the filing;

•                                          the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact myself at (203) 573-2214 or Kevin Mahoney at (203) 573-2696 with any questions regarding this letter.

Very truly yours,

/s/ Karen R. Osar
Karen R. Osar
cc:	L. Schefsky
K. Mahoney
J. L. Sullivan

Attachment 1

Chemtura Corporation

Employer Pension and Retiree Medical Payments for Former Witco Plans

FY 2003, 2004 and 2005 (000’s)

Employer
FY	Payments
2003	7,459

2004	7,388

2005	6,765

Note:  The above amounts are included as a component of the Pension and post-retirement health care liabilities line item included within the Net cash provided by (used in) operations sub-total  in the consolidated statements of cash flows for each of the respective years.

Attachment 2

Chemtura Corporation

Analysis of Legacy Witco Pension and OPEB Plans

for SEC Inquiry of October 19, 2006

	Expense
	2005		2004		2003
	$$	%	$$	%	$$	%

Discontinued businesses	2,848	51.09%	2,636	50.10%	2,672	50.76%

Continuing businesses	994	17.83%	920	17.49%	932	17.71%

Inactive corporate employees	1,732	31.07%	1,705	32.41%	1,660	31.53%

Total	5,574	100.00%	5,261	100.00%	5,264	100.00%

Discontinued businesses represent:

Richardson/Battery Division - we are no longer in the business of producing or selling batteries.

Concarb Division - we are no longer in the business of producing or selling Carbon Black.

Continuing businesses represent:

Sherex Division - related to facilities closed prior to the merger with Witco; however, we are still in the business of producing and selling certain similar fatty acids and metal alkyls both domestically and internationally.

Inactive corporate employees

Represents SERP and excess pension plans that were in place for senior management individuals.  Upon the merger, all active employees were bought out of the plan.  The remaining individuals in this plan represent participants that were inactive employees at the time of the merger.  These individuals were not bought out of the plan.  There are no new participants since the merger.

All costs are associated with individuals that were inactive from employment with Witco at the time of the merger.

Chemtura Corporation

Summary of Reclassifications Requested by the SEC

All Periods Under Review

Assumes Movement of Gain on Sale of Gustafson

	Year Ended
	2005	2004	2003

Operating Profit (Loss)	54,904	(73,780)	(37,907)

Add:
Witco Pension & OPEB	(2,726)	(2,625)	(2,592)
Gain/(loss) on sale of business	3,199	1,302	3,579
Gain on sale of equity investment	—	93,448	—
Net Change	473	92,125	987

New Operating Profit (Loss)	55,377	18,345	(36,920)

Net Change	0.9%	-124.9%	-2.6%

Under this method operating profit in 2004 moves from a loss to a gain.  This seems to actually distort operating profit making it seem that the Company actually performed better than they really did.  The Company does not believe this provides an accurate depiction of the results of operations for that period.

Chemtura Corporation
Summary of Reclassifications Requested by the SEC

All Periods Under Review

Assumes Movement of Equity Income Loss

	Year Ended
	2005	2004	2003

Operating Profit (Loss)	54,904	(73,780)	(37,907)

Add:
Witco Pension & OPEB	(2,726)	(2,625)	(2,592)
Gain/(loss) on sale of business	3,199	1,302	3,579
Equity (income) loss	(1,765)	(14,109)	(13,169)
Net Change	(1,292)	(15,432)	(12,182)

New Operating Profit (Loss)	53,612	(89,212)	(50,089)

Net Change	-2.4%	20.9%	32.1%

Under this method operating profit in 2004 and 2003 remains in a loss position.  This presentation provides a more accurate view for users of the financial statements. This presentation is also more consistent with Rule 5-03 S-X.

Attachment 3

October 27, 2006

VIA FAX

Ms. Tracey Houser

Fax #:  (202) 772-9368

A response to your fax dated October 25, 2006 is noted below:

Analysis of Legacy Witco Pension and OPEB Plans

Question 1:

Please expand upon what you mean by your statement that you are no longer in the business of producing or selling batteries or carbon black. Was Chemtura ever involved in producing or selling similar products?

Answer 1:

The battery and carbon black businesses were divested by Witco prior to the merger with the Company. At neither the time of the merger or subsequent to the date of the merger did the Company have any involvement in the manufacture or sale of battery or carbon black products. This additional information was added to the slide attached to this letter.

Question 2:

You state, “All costs are associated with individuals that were inactive from employment with Witco at the time of the merger.” Clarify which individuals you are referring to (i.e., the inactive corporate employees or the employees from all three categories).

Answer 2:

As stated in our previous letters to the staff dated July 24, 2006 and October 13, 2006, all costs that the Company excluded as a component of operating profit loss related to individuals that were inactive employees of Witco at the time of the merger. Participants in all three categories included on the slide (i.e., discontinued businesses, continuing businesses and inactive corporate employees) provided no service to the Company. This additional information was added to the slide attached to this letter.

Question 3:

For the expenses in question, please break out for us the specific nature of the expenses and the related amounts (i.e. what portion relates to interest accretion, actuarial gains/(losses), returns on plan assets, OPEB, etc.).

Answer 3:

As we discussed in our second phone call with you on October 25, 2006, of the expenses listed on the attached schedule, approximately 99% relate solely to interest, for both the legacy Witco pension and OPEB obligations.

The interest cost associated with the OPEB obligation was determined in accordance with Statement 106. As such, paragraph 46(b) requires that interest cost shall be included in the net postretirement benefit cost recognized for a period by an employer sponsoring a defined benefit postretirement plan. Paragraph 48 of Statement 106 provides additional guidance regarding the measurement of such interest component, “the interest cost component recognized in a period shall be determined as the increase in the accumulated postretirement benefit obligation to recognize the effects of the passage of time. Measuring the accumulated postretirement benefit obligation as a present value requires accrual of an interest cost at rates equal to the assumed discount rate.”

Question 4:

Are you incurring any other costs related to the “discontinued businesses” beyond the pension and OPEB plan costs? If you are, please provide us with a description of these costs, the amounts for each period presented, and the classification of the costs.

Answer 4:

The Company is involved in several lawsuits related to coal tar cases that arose our of the legacy Witco carbon black operations. The costs associated with these cases represent legal fees for defense in all years and two settlements which are included in the 2003 amounts. These costs are $84 thousand, $46 thousand and $433 thousand for the years ended December 31, 2005, 2004 and 2003, respectively. These costs have been included in our legal costs which are a component of selling, general and administrative expense.

The Company has not and is not currently incurring any costs beyond the pension, OPEB and legal costs noted above, related to either the battery or carbon black businesses.

Summary of Reclassifications Requested by the SEC

Question 1:	You have provided us with 2 alternatives. Please address which alternative you have chosen and if you want to further discuss this issue.

Answer 1:

The original slides were provided to the staff, so that the staff could independently evaluate the presentation alternatives for further discussion with the Company. Since the Company’s historical presentation is under review by the staff, the Company thought it would be helpful for the staff to reflect on each alternative in light of their review.

The Company continues to believe that gains and losses are not all alike and that they may be classified in different ways that are not necessarily mutually exclusive. Additionally, GAAP does not provide specific guidance on the presentation of either income or loss from equity method investees or on the gain or loss from the sale of such investees. Rule 5-03 of S-X permits latitude with regard to the placement of equity in earnings of unconsolidated subsidiaries and 50 percent or less owned persons. Rule 5-03 addresses “equity in earnings” but does not necessarily address a gain or loss associated with the sale of such investments.

The Company understands that the staff’s position is based on Rule 5-03, but also contends that Rule 5-03 provides room for interpretation with regard to presentation of an equity method investee’s income or gain or loss on sale of such investment.

On the October 19, 2006 phone call, the staff indicated that the Company’s presentation was not considered a violation of GAAP, but rather is inconsistent with the staff’s interpretation of Rule 5-03. The Company recognizes that the staff’s view is an unpublished staff interpretation.

The Company also believes that the reclassification of the gain on sale of Gustafson as a component of operating profit (loss) distorts the nature of operating profit (loss) for that period. The reported amount is an operating loss, which is indicative of the weakness the Company experienced during that period. Inclusion of the gain on Gustafson as a component of operating profit (loss) changes the nature of the operating loss to operating profit. The Company believes that such a change does not provide investors with more accurate information regarding the nature of operations during that period.

The Company would like to discuss this point further with the staff.

Thank you again for your consideration of these matters.  As we mentioned on our last phone conversation, the Company would like to have an additional conference call with you and Leslie to discuss any remaining matters.  Please contact us with a time that is convenient for you to meet.

Chemtura Corporation
Analysis of Legacy Witco Pension and OPEB Plans
for SEC Inquiry of October 19, 2006

	Expense

	2005		2004		2003
	$$	%	$$	%	$$	%

Discontinued businesses	2,848	51.09%	2,636	50.10%	2,672	50.76%

Continuing businesses	994	17.83%	920	17.49%	932	17.71%

Inactive corporate employees	1,732	31.07%	1,705	32.41%	1,660	31.53%

Total	5,574	100.00%	5,261	100.00%	5,264	100.00%

Discontinued businesses represent:

Richardson/Battery Division—the Company was never involved in the manufacture or sale of battery products. Concarb Division—the Company was never involved in the manufacture of sale of carbon black products.

Continuing businesses represent:

Sherex Division—related to facilities closed prior to the merger with Witco; however, we are still in the business of producing and selling certain similar fatty acids and metal alkyls both domestically and internationally.

Inactive corporate employees

Represents SERP and excess pension plans that were in place for senior management individuals.  Upon the merger, all active employees were bought out of the plan.  The remaining individuals in this plan represent participants that were inactive employees at the time of the merger.  These individuals were not bought out of the plan.  There are no new participants since the merger.

Total costs for all categories for each year are associated with participants that were inactive employees of Witco at the time of the merger and that provided no service to the Company in any period on or after the merger.

Chemtura Corporation Discussion with the Office of the Chief Accountant November 7, 2006 Attachment 4

Open Issues Revolve around presentation of line items on the face of the statement of operations Do not relate to recognition and measurement differences Remaining issues: Presentation of gains/losses on sale of businesses to be included as a component of operating profit Presentation of legacy Witco pension and OPEB obligations assumed in a business combination Consistency between the classification of income from equity method investees versus the gain/loss on the sale of equity method investees

Gain/ Loss on Sale of Businesses: Company’s Position The Company’s presentation is based upon: Paragraph 45 of Stmt 144 is unclear regarding the presentation of gains and losses on the sale of businesses that ARE components of an entity. The disposition in 2003 was reviewed by the SEC and found to be compliant. The current presentation is consistent with that presentation. Amounts of gains/losses in the period under review represent adjustments to the original gains/losses on sales of businesses in prior years that were presented. This presentation is consistent with the presentation of the original transaction. The Company acted in good faith regarding the consistency presentation with other periods and with complete and transparent disclosure.

Gain/ Loss on Sale of Businesses: Company’s Position – Annual Periods (9.4)% (1.8)% 5.8% Percentage increase to operating profit/(decrease to operating loss) $3,579 $1,302 $3,199 Reported gain 2003 2004 2005 (in thousands) Requested change only impacts Operating profit. Change does not impact: Income (loss) from continuing operations Net income Basic or Diluted EPS Debt Covenant compliance Executive compensation calculations Analyst view - as these amounts are commonly excluded from analyst reports Based on the SAB 99 and SAB 108 review – amounts are considered immaterial

Gain/ Loss on Sale of Businesses: Company’s Position – Interim Periods 2006 6.1% 11.2% 19.0% Percentage decrease to operating profit $12,475 $12,475 $12,475 Reported loss - IWA Full Year December 31, 2006 Six Months June 30, 2006 Three Months June 30, 2006 (in thousands) The sale of IWA was discussed completely in the footnotes to the condensed consolidated financial statements in the June 2006 10-Q, including that the amount was presented in other (income)/expense, net. Per paragraph 29 of APB 28, the materiality of an interim period should be reviewed in light of its materiality on the full fiscal year taken as a whole. Requested change only impacts Operating profit. Change does not impact: Income (loss) from continuing operations Net income Basic or Diluted EPS Debt Covenant compliance Executive compensation calculations Analyst view - as these amounts are commonly excluded from analyst reports Based on the SAB 99 and SAB 108 review – amounts are considered immaterial in relation to the year taken as a whole

Legacy Witco Pension and OPEB: Company’s Position This expense relates to pension and OPEB obligations assumed by the Company as part of the acquisition of Witco in 1999. Participants covered under these plans provided no service to Chemtura. Obligation has been analogized to the assumption of debt in a purchase business combination. 99% of the expense represents interest – which has been analogized to a financing cost rather than an operating cost. The remainder is amortization. The Company has provided information to the staff with regard to bifurcating these costs based on the theory of “continuing operations” versus “discontinued operations”. Under this approach approximately 49% represent costs where the Company still has some remnants of the original business these participants provided service to. The Company acted in good faith regarding the consistency presentation.

Legacy Witco Pension & OPEB: Company’s Position - Annual Bifurcated Portion 6.8% 3.6% 5.0% Percentage decrease to operating profit or increase to operating loss $2,592 $2,625 $2,726 Portion Related to Corporate/Continuing 2003 2004 2005 (in thousands) Requested change only impacts Operating profit. Change does not impact: Income (loss) from continuing operations Net income Basic or Diluted EPS Debt Covenant compliance Executive compensation calculations Based on the SAB 99 and SAB 108 review – amounts are considered immaterial

Legacy Witco Pension & OPEB: Company’s Position – Interim Bifurcated Portion 0.2% 0.2% 0.3% Percentage decrease to operating profit $258 $128 $130 Portion Related to Corporate/Continuing Six Months June 30, 2006 Three Months June 30, 2006 Three Months March 30, 2006 (in thousands) 1.3% 1.5% 1.1% Percentage decrease to operating profit $1,362 $681 $681 Portion Related to Corporate/Continuing Six Months June 30, 2005 Three Months June 30, 2005 Three Months March 30, 2005 (in thousands) Interim Periods - 2006 Interim Periods - 2005 Based on the SAB 99 and SAB 108 review – amounts are considered immaterial

Legacy Witco Pension & OPEB: Company’s Position – Full Reported Amount 0.4% 0.3% 0.5% Percentage decrease to operating profit $418 $184 $234 Full Amount Reported in Other expense Six Months June 30, 2006 Three Months June 30, 2006 Three Months March 30, 2006 (in thousands) 13.9% 7.2% 10.2% Percentage decrease to operating profit or increase to operating loss $5,264 $5,261 $5,574 Full Amount Reported in Other expense 2003 2004 2005 (in thousands) Annual Periods Interim Periods - 2006 2.6% 3.1% 2.3% Percentage decrease to operating profit $2,788 $1,394 $1,394 Full Amount Reported in Other expense Six Months June 30, 2005 Three Months June 30, 2005 Three Months March 30, 2005 (in thousands) Interim Periods – 2005

Gain on Sale of Equity Method Investee: Company’s Position The Company’s presentation is based upon: Accounting for gains/losses associated with equity method investees is excluded from Statement 144. APB 18 does not provide any guidance. In absence of clear guidance the Company looked to paragraphs 84 -86 of CON 6 noted that gains and losses are not all alike and they may be classified in different ways that are not necessarily mutually exclusive and may be classified by their source. The Company looked to the source of the revenue and determined that such revenue did not represent revenue generated by operations but rather as revenue generated by an investing activity. The requirements for presentation on the statement of cash flow supports this position. The Company clearly disclosed the nature, amounts and timing, as well as the line item these amounts were included within, in the footnote entitled “Divestitures” on page 85 of the 2005 Annual Report on Form 10-K. The Company acted in good faith regarding the consistency presentation with other periods and with complete and transparent disclosure.

Gain on Sale of Equity Method Investee: Company’s Position - 126.7% - Percentage increase to operating profit - $93,448 - Reported gain 2003 2004 2005 (in thousands) Requested change only impacts Operating profit. Change does not impact: Income (loss) from continuing operations Net income Basic or Diluted EPS Debt Covenant compliance Executive compensation calculations Analyst view - as these amounts are commonly excluded from analyst reports The requested change turns a reported operating loss into an operating gain. The Company does not believe such change provides the most accurate representation of the challenges the Company faced during that period. The Company believes the requested change distorts the facts and circumstances of the Company’s operations for that time period.

Summation The Company does not feel that an amendment of the 2005 Annual Report on Form 10-K is warranted for the following reasons: The issues are not related to recognition or measurement differences, but address presentation only. For the material item of Gustafson, readers of the financial statements do not gain any new information by the requested change as the amounts and classification were clearly reported in the Company’s financial statements for those periods. The requested changes only impact the undefined sub-total labeled operating profit. There is no change to income from continuing operations, net income or EPS. There is no effect on debt covenant compliance or on the calculation of executive compensation. Based on a review of analysts reports; these items are often excluded from their presentations and their forecasted information. The staff has already determined the change would be considered an amendment. The Company’s SEC counsel believes such changes would not be considered a material amendment to disclosures and presentation in the Company’s prior filings. The Company does not believe, based on discussions with legal counsel, such a requested change meets the Item 4.02 requirements of Form 8-K to be considered material. The Company has proposed to the staff that reclassifications for such information begin with the filing of the Company’s Quarterly Report on Form 10-Q to be provided to the Commission no later than November 9, 2006. A footnote will be included in that filing discussing the requested changes for all appropriate annual and quarterly periods. Certain changes were already incorporated in the press release furnished by the Company in a Form 8-K on November 2, 2006.